UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 9, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PhytoMedical Technologies, Inc.
File No. 0-28790 CF# 22705

PhytoMedical Technologies, Inc. submitted an application under Rule 24b-2 for confidential treatment of information it excluded from the Exhibit to a Form 8-K/A filed on October 22, 2008.

Based on representations by PhytoMedical Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through August 5, 2013

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Daniel Greenspan
Special Counsel